UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 4, 2005

                                                                                    Carmanah Technologies Corporation

                                                                    1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X                           Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

         Yes        X    No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

“Peeyush K. Varshney”

Date: July 4, 2005

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

July 5, 2005

Item 3.

Press Release

July 5, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that the Company has successfully acquired all of the issued and outstanding shares of Soltek Powersource Ltd. ("SPS"), a leading manufacturer/supplier of solar power systems for industrial, government, residential and retail applications.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

            (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 4th day of July 2005.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

                                            July 4, 2005

                                            (No.2005-07-19)

CARMANAH TECHNOLOGIES CORPORATION COMPLETES

ACQUISITION OF SOLTEK POWERSOURCE LTD.

Victoria, British Columbia, Canada - July 4, 2005 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that the Company has successfully acquired all of the issued and outstanding shares of Soltek Powersource Ltd. ("SPS"), a leading manufacturer/supplier of solar power systems for industrial, government, residential and retail applications.

This acquisition joins two successful and complementary companies - Carmanah with its self-contained solar packages and proprietary LED technology, and SPS with its large-scale solar power systems - to form a new and significant leader in solar power markets both domestically and internationally.  The solar industry grew by an unprecedented 62% in 2004 to $6.5 billion, and is predicted to grow 300% to $18.5 billion by 2010.  The combined purchasing power and market share will broaden the reach of both companies across many geographical and vertical markets in this sector.

"SPS is a thriving business with an excellent track record, outstanding growth prospects, and quality management.  The acquisition of SPS is a significant step in the delivery of Carmanah's strategy to become a premiere global solar-powered solutions provider," stated Carmanah's CEO, Art Aylesworth.  "Through shared technologies, market presence and sales/marketing infrastructure, the combined entity will occupy a strong international presence in the expanding market for renewable energy products.  We will be able to capitalize faster and with more impact on the growing global awareness, acceptance and demand."

Carmanah anticipates that a new range of solar/LED general illumination products will be developed, including security lighting, street lighting and sign lighting, for applications in all of the markets the Company currently serves.  An entirely new product line of standardized 'plug-and-play' solar power sources will also be possible, which would capitalize on SPS's existing range of 'solar engines' and Carmanah's world-leading energy management technology.

"Never has the demand for solar solutions been as strong as it is right now.  This business combination comes at the opportune time to leverage increasing international commitments to use renewable power sources," stated SPS founder David Egles.  "We are very excited about the opportunities the combined entities can now pursue in the US and around the world."

SPS founders David Egles and Michael Cannon have joined Carmanah's executive team, bringing with them more than 20 years of experience in the solar industry.

Transaction Details

Carmanah has acquired SPS for $12 million.  Subject to closing adjustments for working capital, $6 million was paid in cash from existing funds and $4 million equivalent in common shares at $2.66 per share.  An additional contingent payment of up to $2 million worth of common shares at $2.66 may also be payable if SPS reaches specified revenue targets (pro-rated between $9 million and $12 million) and an EBITDA in excess of 5.5% of revenue for the six month period ending December 31, 2005.  Principal vendors will be issued 300,000 performance warrants with an exercise price of $2.79 (being the weighted average trading price on the closing date of June 30, 2005, conditional upon SPS reaching increased revenue targets (prorated between $12 million and $14 million) and an EBITDA in excess of 5.5% of revenue for the six months ending December 31, 2005.  The shares issued to the principal vendors will

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  (TM)

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

be held in a pooling agreement providing for the pro rata release of the shares over a two year period after closing.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer of proprietary LED-based lighting and illumination products for the marine, aviation, public transit, roadway, industrial worksite and illuminated signage markets.  The Company has more than 100,000 solar-powered LED lighting installations and 50,000 LED illuminated signs installations in 110 countries.  The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

About Soltek Powersource Ltd.

SPS, a wholly-owed subsidiary of Carmanah Technologies Corporation, is a leading designer, manufacturer and supplier of renewable energy solutions.  In addition to acting as a master reseller for a number of world leading equipment suppliers, SPS offers a range of proprietary solar power and alternative energy systems used by commercial, government and private customers worldwide. SPS is headquartered in Victoria, British Columbia with branch offices in Alberta, Ontario and California.  For more information, please visit www.spsenergy.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah's Annual Report for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  (TM)

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com